CHINA
N
S
W
E
Russia
Kazakhstan
Mongolia
Kyrg.
Tajik.
Pakistan
India
Tibet
Nepal
Bhutan
India
Myanmar
Laos
Vietnam
Great Wall
Beijing
Tianjin
Songhua River
N. Korea
Pacific Ocean
Yellow River
Shanghai
Yangtze River
Guangzhou
Pearl River
Taipei
Taiwan
Hong Kong
Macau
Hainan
South China Sea
Key
Water
City
Great Wall
Country border

UIB GROUP LIMITED

ChinaGrowth North Acquisition
Corporation

May 2008

This presentation was filed with the Securities and Exchange Commission as part of the Form 6K filed by
ChinaGrowth North Acquisition Corp. (“CGNAC”) on May 28, 2008. CGNAC is holding presentations for its stockholders regarding the acquisition of UIB Group Limited (“UIB”) by CGNAC, which will be described in a Form 6K to be filed by CGNAC on May 28, 2008.

Morgan Joseph & Co. Inc. (“Morgan Joseph”) was the lead underwriter of CGNAC’s initial public offering consummated in January 2007. CGNAC, UIB, their respective directors and executive officers and Morgan
Joseph may be deemed to be participants in the solicitation of proxies for the UIB special meeting of stockholders at which stockholders will be asked to approve this transaction.

Stockholders of CGNAC and UIB and other interested persons are advised to read CGNAC’s proxy statement, when available, in connection with CGNAC’s solicitation of proxies for the special meeting at which CGNAC’s stockholders will be asked to approve the acquisition because the proxy statement contains important information. Such persons can also read CGNAC’s final prospectus, dated January 23,
2007, as well as periodic reports, for more information about CGNAC, its officers and directors, and their interests in the successful consummation of this business combination.

The proxy statement will be mailed to CGNAC’s stockholders as of a record date to be established for voting at the special meeting. CGNAC’s stockholders will also be able to obtain a copy of the proxy statement, the final prospectus and other periodic reports filed with the Securities and Exchange
Commission, without charge, by visiting the Securities and Exchange Commission’s internet site at
http://www.sec.gov.

Investor Presentation

This presentation may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995, about CGNAC, UIB and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-
looking statements, based upon the current beliefs and expectations of UIB’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: business conditions in China; weather and natural disasters; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which UIB is engaged; fluctuations in consumer demand; management of rapid growth; intensity of competition from other service companies;
general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in CGNAC’s filings with the Securities and Exchange Commission, including its report on Form
20F for the period ended December 31, 2007. The information set forth herein should be read in light of such risks. Neither CGNAC nor UIB assumes any obligation to update the information contained in this presentation.

This presentation contains disclosures of EBITDA for certain periods, which may be deemed to be a non-
GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange
Commission. Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the resources available for strategic opportunities including, among others, investments in the business and strategic acquisitions. The disclosure of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, and not a substitute, or superior to, operating income, cash flows, revenue, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

Safe Harbor

Transaction Summary

ChinaGrowth North Acquisition Corporation (“CGNAC”)

In January 2007, CGNAC raised approximately net $38 million through its IPO

Each unit consists of one share of common stock and one warrant with an exercise price of $6.00

On May 24, 2008, CGNAC entered a definitive agreement to acquire UIB Group Limited
(“UIB”) with CGNAC surviving the acquisition and changing its name to UIB Group
Limited

UIB is one of the leading insurance brokerage companies in China

CGNAC is a foreign private issuer, whose proxy materials are not subject to review by the
SEC

CGNAC and UIB are not required to obtain any additional Chinese government approvals to complete the merger

The transaction is expected to close in August 2008

UIB intends to seek a NASDAQ listing upon closing

Transaction Value as a multiple of LTM EBITDA as of March 31, 2008 is 6.8x

Pro forma Enterprise Value as a multiple of LTM EBITDA as of March 31, 2008 is 8.6x(1)

Under the terms of the acquisition, the total consideration paid to the shareholders of
UIB by CGNAC consists of:

$2 million in cash

6.4 million shares of CGNAC, valued at $50.9 million(2), plus additional contingent shares based on UIB’s 2008 audited after-tax profits (U.S. GAAP):

12.7 million

6.5 million

1.4 million

Total Contingent Shares
Issued

$101.7 million

$52.0 million

$11.3 million

Value of Contingent
Shares(2)

> $27 million

> $21 million but < $27 million

> $15 million but < $21million

Achieved Audited FY2008

After-Tax Net Profits (U.S.
GAAP)(3)

Transaction Summary

Notes:

1.

Assumes 12.7 million shares (excluding contingent and earn-out shares), a stock price of $8.00, and net cash of approximately $41 million

2.

Assumes stock price of $8.00

3.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

Pro forma equity value as a multiple of net income is a maximum of 7.5x for contingent shares and earn-out shares

The founders of UIB can earn an additional 1.2  million shares of common stock if they achieve the following after-tax earnings of $30 million in 2008

2008 Contingent and Earn-Out Shares

Notes:

1.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

7.5x

$203.5 million

$27 million

7.1x

$213.1 million

$30 million

7.3x

$153.8 million

$21 million

7.5x

$113.1 million

$15 million

PF Equity Value/

2008 Net Income Targets

Pro Forma Equity Value

Net Income Target(3)

2008 net income targets are achievable with the recent addition of several new products

Assuming the existing business line continues to perform at current levels, UIB would only have sell its new products to approximately 1% of its existing customer base to reach $27.0 million

The founders of UIB can earn a total of 1.2 million shares of common stock each year if they achieve the following after-tax earnings targets:

Future Performance Incentive Shares

Notes:

1.

RMB to U.S. dollar exchange rate used is 7 RMB/USD

3.1x

$75 million

2010

2.1x

$116 million

2011

4.6x

$48 million

2009

PF Equity Value/

Net Income Targets

After-Tax Earnings Target (1)

Year Ending December 31,

Pro Forma Ownership

Notes:

1.

Assumes no redemption and no exercise of unit purchase option

2.

Assumes achieving FY2008 after-tax net income of $30.0 million and 12.7 million contingent shares are issued to UIB

3.

Assumes the exercise of outstanding CGNAC warrants

4.

Includes 250,000 shares to finder and due diligence team

5.

Assumes that none of the 4.8 million potential earn-out shares and 12.7 million contingent shares are issued

Assuming Maximum Contingent and Earn-Out Shares

(1)(2)

Basic

Diluted

(3)

CGNAC Shareholders

6,115,000

20.2%

12,005,000

33.2%

UIB Shareholders and Others

(4)

24,128,001

79.8%

24,128,001

66.8%

Total

30,243,001

100.0%

36,133,001

100.0%

Assuming  No Contingent or Earn-Out Shares

(1)(5)

Basic

Diluted

(3)

CGNAC Shareholders

6,115,000

48.0%

12,005,000

64.5%

UIB Shareholders and Others

(4)

6,615,001

52.0%

6,615,001

35.5%

Total

12,730,001

100.0%

18,620,001

100.0%

Xiaoping Chen, Chairman of the Board and Chief Executive Officer

Mr. Chen founded Beijing UIB in March 2001. He is also the founder and Chairman of Hezheng Insurance Broker Co. Ltd., an
insurance brokerage firm servicing seniors and the disabled. Prior to founding Beijing UIB, Mr. Chen was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that grew to be the largest insurance brokerage firm in
China. From February 1998 to February 2000, he served as CEO of Beijing Shisheng Weiye Technology Co. Ltd. From May 1993 to
August 1997, he helped found Hunan Datong P&C Insurance Co. Ltd. From January 1992 to May 1998, he served as the legal representative of Hunan Liyuan Industrial Co., a subsidiary of Hunan Electric Power Company. From April 1978 to December 1991,
he held various positions at the Hunan Electric Power Technical School. Mr. Chen received an Associate’s Degree in business administration from Hunan TV University in 1988 and an Executive Master Degree in Economic Law from Hunan College of
Finance & Economics in 1998.

Kai Wang, General Manager

Mr. Wang joined Beijing in June 2003. From October 2000 to June 2003, he was the Vice Director of Beijing School-run Enterprise
Administration Center and the General Manager of Beijing School-run Enterprise Co. From August 1989 to October 2000, he was
the Vice Director of Beijing Teaching Botanical Garden. From September 1982 to August 1989, he was the Principal and a teacher at
Beijing No. 142 Middle School. From July 1967 and September 1982, he took various positions at Beijing Miyun No. 2 Middle
School, including teacher and head of academic research. Mr. Wang received a Bachelor’s Degree in Biology from Capital Normal
University in 1969.

Joseph Huang, Executive Vice General Manager

Mr. Huang joined founding team of Beijing UIB in 1999. From August 1997 to  June 1999, he was an insurance agent at PICC. From
February 1996 to June 1999, he was a partner and General Manager at Empire International Entertainment Company. From June
1994 to January 1996, he was a Senior Manager at Insurance Department of WMA Securities Inc. in the U.S. From March 1993 to
May 1994, he was the Manager of Finance Department at New Century Investment Consultant Co., Ltd. From September 1987 to
June 1988, he was the, Head of International Finance Department at Guangzhou International Trust and Investment Co., Ltd. Mr.
Huang received an MBA from San Francisco State University.

Key Executives

Zhongwei Li, Vice General Manager and General Manager of Zhejiang branch

Mr. Li has been the General Manager of the Sichuan branch since joining UIB in 2003. From 2002 to 2003, he was the
Department Manager at Guangyuan Center branch of China Pacific Life Insurance Co., Ltd. From 1992 to 2000, Mr. Li was the
Manager at the Guangyuan office of China Pacific Insurance Co., Ltd. From 1988 to 1992, he was the Manager at the Wangcang
County branch of The People’s Insurance Company (Group) of China. Mr. Li received an Associate Degree from Nanchong
Medical College.

Gang Sun, Secretary to the Board and General Counsel

Mr. Sun joined UIB as General Counsel in 2003. From 2000 to 2003, he was Chief Operating Officer at China A.Com. From
1997 to 1999, he was an attorney with Dagong Law Firm in Anhui Province. Mr. Sun received a Bachelor’s Degree from East
China University of Political Science and Law. He is licensed to practice law in China.

Key Executives (cont’d)

Chinese Insurance Industry

Although the insurance industry in China is one of the fastest growing among the world’s major economies, it is still young and developing

Between 2000 and 2007, total insurance premiums increased from $19.4 billion (1) to $92.5 billion(2)
representing a CAGR of 23.5%, according to CIRC

3rd largest insurance industry in Asia and the 9th largest in the world by premium volume in 2006, according to the Sigma Report No. 4/2007 published by Swiss Reinsurance Company

Significant growth potential due primarily to low insurance density and penetration

The industry remains under-developed as compared to the insurance industries of more developed economies

Notes:

Source: Sigma Report 04/2007, Swiss Reinsurance Company

1.

Converted at 8.2784 RMB/USD

2.

Converted at 7.6071 RMB/USD

3.

Accident and health insurance are classified as non-life insurance in Sigma Reports

4.

Premiums per capita

5.

Total premiums as a percentage of GDP

Life Insurance

Non-life Insurance

(3)

Density

(4)

Penetration

(5)

Density

(4)

Penetration

(5)

(US$)

(%)

(US$)

(%)

China

34.1

$

1.7

19.4

$

1.0

United States

1,789.5

4.0

2,134.2

4.8

United Kingdom

5,139.6

13.1

1,327.1

3.4

Germany

1,136.1

3.1

1,300.7

3.6

France

2,922.5

7.9

1,152.9

3.1

Japan

2,829.3

8.3

760.4

2.2

South Korea

1,480.0

7.9

591.2

3.2

Taiwan

1,800.0

11.6

450.3

2.9

Australia

1,389.0

3.8

1,191.9

3.2

Competition among insurance companies has led to the expansion of distribution channels

Insurance companies are focusing on their core competencies and utilizing intermediaries to distribute their products

An increasing number of international insurance companies that tend to rely on insurance intermediaries for product distribution are entering the Chinese market

Market dynamics favor the intermediary role

Intermediaries arising in importance as more consumers are seeking professional advice

CIRC support of market-driven consolidations will benefit insurance intermediaries with the potential to grow into nation-wide service providers

The insurance intermediary sector is still at an early stage of development and highly fragmented

Insurance premiums achieved a compounded annual growth rate of 32% from 2005 to 2007

In 2007, premiums generated by insurance brokerages accounted for only 2.4% of total premiums generated nationwide

Substantial consolidation opportunities available from large number of small independent intermediary firms

Growth Opportunities

According to the Insurance Intermediary Market Development Report 2007 released by the CIRC, insurance agencies and brokerages generated approximately $4.7 billion of premiums, which accounted for approximately 5.1% of total premiums generated in the same year

Insurance Intermediaries in China

For the Year Ended December 31, 2006

Number

as of

12/31/06

Premiums

Generated

(in billions)

Year on

Year

Growth

Revenue

(in billions)

Year on

Year

Growth

Net Income

(in millions)

Insurance Agencies

1,563

1.6

$

22.0%

0.2

$

37.0%

(3.0)

$

Insurance Brokerages

303

1.3

6.0%

0.2

35.0%

13.5

For the Year Ended December 31, 2007

Number

as of

12/31/07

Premiums

Generated

(in billions)

Year on

Year

Growth

Revenue

(in billions)

Year on

Year

Growth

Net Income

(in millions)

Insurance Agencies

1,755

2.5

$

50.5%

0.3

$

52.0%

(6.3)

$

Insurance Brokerages

322

2.2

56.5%

0.3

41.4%

29.0

2.62%

7.0

Jingsheng Insurance Broker Co., Ltd

10

3.02%

8.0

Great Wall Insurance Broker Co., Ltd

9

3.18%

8.4

Huatai Insurance Agency & Consultant Service Ltd

8

3.42%

9.1

Air Union Insurance Broker Co., Ltd

7

4.44%

11.8

Aon-Cofco Insurance Broker Co., Ltd

6

4.50%

12.0

Willis Insurance Broker Co., Ltd

5

4.64%

12.4

Marsh (Beijing) Insurance Broker Co., Ltd

4

6.60%

17.5

Union Insurance Broker Co., Ltd

   Organic growth in China

3

6.97%

18.5

Jiangtai Insurance Broker Co., Ltd

2

11.77%

$31.3

Chang’an Insurance Broker Co., Ltd

1

Market Share

(%)

Revenue

($ Million)(1)

Name of Insurance Brokerage Firm

Rank

Insurance Broker Competitive Landscape

Source: The Insurance Intermediary Market Development Report 2007 released by the CIRC

1. Values converted at the 2007 average exchange rate of 7.6071 RMB/USD

Business Overview

UIB, through its primary affiliate Beijing Union Insurance Brokers Co. Ltd.
(“Beijing UIB”), was the 3rd largest insurance brokerage firm (collectively the
“Company”) in 2007 by commissions, according to the China Insurance
Regulatory Commission (“CIRC”)

The Company is the leading insurance brokerage firm and provider of operational risk management services to the education sector with 32 provincial branches and 38 sub-branches across China

UIB has approximately 70% market share in the school liability market where it provides School Liability Insurance to over 117,000 institutions with approximately 50 million students

Additionally, UIB has provided Student Safety Insurance directly to 20.2 million students

The Company is continuously developing new products to market through its education channels

UIB

PICC
中国人保财险
北京2008年奥运会保险合作伙伴

中国人寿
CHINA LIFE

中国平安
专业·价值 PING AN OF CHINA

太平洋保险
CPIC

中国大地财产保险股份有限公司
China Continent Property&Casualty Insurance Company Ltd.

阳光财险
Sunshine Insurance

泰康人寿
TAIKANG LIFE

华安保险
SINOSAFE INSURANCE

民安保险(中国)有限公司
The Ming An Insurance Co. (China) Ltd.

PICC 中国人民人寿保险股份有限公司
PICC LIFE INSURANCE COMPANY LIMITED

中华联合财产保险股份有限公司
CHINA UNITED PROPERTY INSURANCE COMPANY LIMITED

太平人寿
TAIPING LIFE
始创于1929年

Insurance Partners

UIB

Heilongjiang
Jilin
Liaoning
BEIJING
Tianjin
Xinjiang
Gansu
Inner Mongolia
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Henan
Jiangsu
Shaanxi
Tibet
Anhui
Shanghai
Sichuan
Hubei
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Hainan
Headquarters
Provincial Branches

Currently, UIB has 32 provincial branches and
38 sub-branches covering 1,400 counties
across China

The Company plans to set up additional sub-
branches to reach full national coverage

UIB has 370 employees spread throughout
their branches

There are 4-5 sales representatives at each
sub-branch while 5-6 representatives work
at each provincial branch

In addition, the Company closely works with
client representatives at over 117,000
educational institutions, providing UIB with an
efficient, low-cost “sales force”

This wide network enables the Company to
achieve a high degree of effectiveness in rolling
out new products through this channel

Distribution Network

School Liability Insurance (SLI)

Market Share of School Liability Insurance

Number of SLI Policies Sold Since 2005

Entire Market

Market Share of Schools with SLI

50,200

30%

Number of
schools with SLI

167,334

31%

UIB Clients

117,134

70%

Number of schools
without SLI

372,466

69%

Insurance Companies

18.3

66.8

117.1

75%

265%

Growth Rate:

0

25

50

75

100

125

2005

2006

2007

Market Share of Student Safety Insurance

Student Safety Insurance (SSI)

Insurance companies

114.5mm

85%

UIB Clients

20.2mm

15%

Number of students
with SSI

134.7mm

59%

Number of students
without SSI

97.1mm

41%

Entire Market

Market Share of Students with SSI

Number of SSI Policies Sold Since 2005

7.8

17.1

20.2

Growth Rate:

119%

18%

0

5

10

15

20

25

2005

2006

2007

Over 117,000
schools are
customers;
Premium in
2007 $27.7
million

2003

Schools

Designed to protect educational institutions
against financial claims on physical or
financial losses of students, teachers or
others caused by negligence of schools

School Liability
Insurance

Over 20 million
students are
customers;
Premium in
2007 $93 million

2004

Students

Emphasizes personal accident protection

Supplementary to the social security system
of students, who need coverage for
accidents

Student Safety
Insurance

Achievement

In-Market
Time

Premium
Buyer

Description of Insurance

Type of
Insurance

Legacy Insurance Products

School Liability Insurance and Student Safety Insurance have grown tremendously since 2003

By commissions, School Liability Insurance contributed approximately 40% of revenues in 2007 while Student Safety Insurance contributed the rest

Growth Strategy

Expand Across Multiple Markets

Expand Market Penetration

Established Market Presence

Strengthen brand name in the market

Penetrate into other sectors

Develop client relationship through the
education channel

Expand network in education sector

Roll out new products, such as student
health insurance and vehicle insurance,
through this channel

Consolidate the highly fragmented
insurance intermediary space

Entered the education
sector and became the
leading player in the sector

Built up a broad network in
the education sector

The Company is committed to expanding organically and through selective acquisitions in China

UIB intends to further deepen relationships with insurance companies by working them to launch customized products to be exclusively distributed through UIB network

Insurance Brokerage Products and Services

New products will enable UIB to command higher commission rates

Vehicle Insurance
(Commenced 2008)

School Liability Insurance

(Commenced 2003)

2

Student Safety Insurance
(Commenced 2004)

Student Loan Insurance

(Commencing 2009)

4

Student Health Insurance

& Student (Family)

Insurance for Major Diseases

(Commencing 2008)

Commercial Complementary
Medical Insurance

(Commencing 2009)

Property Insurance
(Commencing 2009)

Products and
Services

1

3

7

6

5

Potential New Product Revenue Contribution

If UIB sold one of each of its new policies through each of its 117,000 institutions, the
Company would generate approximately:

$15.0 million from Vehicle Insurance

$5.0 million from Student (Family) Insurance for Major Diseases

$1.0 million from Student Health Insurance

The Company would have to sell its new products to approximately 1% of its existing customer base to achieve the 2008 net income targets that would entitle management to receive the agreed upon additional contingent shares:

0.73% penetration rate to reach $21 million (1)

1.06% penetration rate to reach $27 million (1)

Notes:

(1) Assumes $8 million of net income from existing business line, net income margin held constant for new products and an existing customer base of approximately 45 million student families

Note:

1. Dollar values converted at 7 RMB/USD

Estimated
Potential
Demand:
$7.6 billion

School Liability

Insurance

$200 million

Student Safety

Insurance

$1.6 billion

School Liability

Insurance for Teachers

$171 million

Student Loan Insurance

$143 million

Student (Family) Insurance
for Major Diseases

$4.3 billion

Teacher Insurance

for Major Diseases

$643 million

Vehicle Insurance

$643 million

Potential Demand Drivers
through the Education Channel(1)

Management believes that there is an $7.6 billion insurance premium market that can be addressed by introducing new products through its education sector channel

Financial Highlights

Revenues

Fiscal Year Ended December 31,

Notes:

1. Revenues and net income are unaudited U.S. GAAP numbers

2. Average historical exchange rates over the applicable period

Net Income

Fiscal Year Ended December 31,

($ in millions)

($ in millions)

$6.2

$8.5

$17.1

$0.0

$3.0

$6.0

$9.0

$12.0

$15.0

$18.0

FY 2005

FY 2006

FY 2007

$0.0

$3.9

$0.0

$0.0

$1.0

$2.0

$3.0

$4.0

$5.0

FY 2005

FY 2006

FY 2007

Financial Highlights

Notes:

1.

Revenues and net income are unaudited U.S. GAAP numbers

2.

Average historical 2007 exchange rate applied to first quarter 2007 to fourth quarter 2007 while first quarter 2008 assumes the average historical exchange rate over the applicable period

UIB’s business is seasonal, corresponding to the academic calendar

Sales and net income are highest in the fourth quarter due to policy renewals and new policy sales, which occur beginning in September

In the third quarter, the Company ramps up its business in preparation for its peak season

Quarterly Revenues

Q1 2007 to Q1 2008

Quarterly Net Income

Q1 2007 to Q1 2008

($ in millions)

($ in millions)

$2.2

$1.6

$12.0

$4.0

$1.3

$0.0

$3.0

$6.0

$9.0

$12.0

$15.0

Q1 2007

Q2 2007

Q3 2007

Q4 2007

Q1 2008

$0.8

$(0.9)

$(0.1)

$5.3

$(0.4)

-$1.0

$0.0

$1.0

$2.0

$3.0

$4.0

$5.0

$6.0

Q1 2007

Q2 2007

Q3 2007

Q4 2007

Q1 2008

Market leadership

Ranked the 3rd largest insurance broker by commission income in 2006 and 2007, according to the CIRC

Leading market share of legacy products: School Liability Insurance and Student Safety Insurance

Over 90% share of insurance brokerage services in the education sector that has coverage

Leading provider of risk management services in the education sector

Dominant player in Chinese education sector

Established 32 provincial branches and 38 sub-branches covering more than 1,400 counties

Directly serves over 20 million students with Student Safety Insurance and over 117,000 institutions with School
Liability Insurance

Dynamic financial growth prospects

The Company, after achieving profitability in 2007, is poised to expand margins and for tremendous growth through its existing channels

Its organic CAGR of revenue was above 50% over the past 3 years

Robust industry dynamics

Ministry of Education, Ministry of Finance and CIRC have recently mandated that institutions have school liability insurance

Approximately 69% of schools do not have liability insurance

Strong economic growth will result in wealth accumulation and increase underlying demand for both liability and life insurance coverage of physical assets

The high saving rate in China presents substantial potentials for life insurance products

Favorable operating environment

Increasing competition among a growing number of insurance companies

Improving investment yield for insurance companies

Highly fragmented professional insurance broker and agency space

Investment Considerations

Investment Considerations (Cont’d)

Leading market share with significant barriers to entry

Pioneered and established risk management standards in education sector since 2003. The “Risk Management
Report on China’s Education Industry” written by the Company is part of the CIRC’s China Risk Management
Report for 2007 and 2008

The Company has signed risk management consultation or cooperation agreements with 26 out of 32 provincial education administrative departments while no competitor has any provincial agreements

Strong capability in designing products attractive to both customers and insurance players

The Company works closely with customers and insurance companies to design products to meet the demands of its customers

Successfully designed and marketed over ten products, including school liability insurance and enhanced student safety insurance, in the past three years

Cooperates with leading actuarial academics

Scalable operation model and no underwriting risks

Utilizing the broad network it establishes in the education sector, the Company can continuously roll out new products to customers

Existing customers provide a valuable pathway to market new products to faculty and other family members

Even after graduation, former customers may turn to UIB as a name they can trust for their future insurance needs

Closely works with insurance players but doesn’t take underwriting risks

Devoted, experienced management team

Under the leadership of Xiaoping Chen, UIB has grown to become one of the top three players in China’s insurance brokerage space

Previously Mr. Chen was the founder of Chang’an which grew to be the largest insurance brokerage firm with a focus on the power industry in China

No member of the top 7 management has departed since the Company’s inception or since they joined
UIB

Public Company Trading Analysis

Notes:

Sources: Capital IQ, Bloomberg and company filings

Market data as of May 23, 2008

1.

 Excludes non-recurring expenses

2.

 Earnings for the twelve months ended December 31, 2008

Dollars in Millions, Except per Share Data

Company

LTM

Revenues

LTM

EBITDA

(1)

LTM

EPS

(1)

2008E

EPS

(2)

EV/ LTM

Revenues

EV/ LTM

EBITDA

Share Price/

LTM EPS

Share

Price/

2008E EPS

(2)

Chinese Broker Comparable:

Cninsure Inc.

61.4

$

19.6

$

0.60

$

0.59

$

7.75x

24.2x

24.8x

25.0x

Asian Non-Life Insurer Comparables:

Dongbu Insurance Co., Ltd.

5,587.5

$

93.6

$

2.05

$

4.44

$

0.40

23.8

18.9

8.7

Hyundai Marine & Fire Insurance Co. Ltd.

4,796.5

49.1

0.56

2.53

0.32

31.4

38.6

8.6

Kurnia Asia Bhd

333.7

(36.7)

(0.01)

0.02

0.98

NM

NM

12.7

LIG Insurance Co., Ltd

4,513.1

(3.6)

0.20

2.81

0.21

NM

NM

7.7

PICC Property and Casualty Co. Ltd.

10,418.9

902.7

0.04

0.04

0.52

6.0

22.5

22.9

Samsung Fire & Marine Insurance Co. Ltd.

9,869.8

536.7

7.91

12.10

0.96

17.7

26.9

17.6

Mean

0.56x

19.7x

26.7x

13.0x

Median

0.46

20.7

24.7

10.7

Asian Life Insurer Comparables:

Cathay Financial Holding Co. Ltd.

2,888.0

$

1,181.4

$

0.10

$

0.09

$

5.72

14.0

25.2

27.8

China Life Insurance Co. Ltd.

29,792.6

6,204.5

0.17

0.16

3.67

17.6

24.0

25.2

China Insurance International Holdings Co. Ltd.

3,163.7

461.4

0.14

0.06

1.33

9.2

21.3

46.8

Ping An Insurance (Group) Co. of China Ltd.

24,138.9

3,044.2

0.32

0.31

2.06

16.3

26.1

27.0

Shinkong Financial Holding Co. Ltd.

6,439.5

275.2

0.03

0.04

0.68

15.9

30.6

22.1

Mean

2.69x

14.6x

25.4x

29.8x

Median

2.06

15.9

25.2

27.0

U.S. Broker Comparables:

Aon Corp.

7,605.0

$

1,357.0

$

2.14

$

2.78

$

1.94

10.9

21.7

16.7

Marsh & McLennan Companies, Inc.

11,585.0

1,400.0

1.14

1.58

1.40

11.6

23.4

17.0

Willis Group Holdings Ltd.

2,637.0

680.0

2.81

2.92

2.43

9.4

12.7

12.3

Hilb Rogal & Hobbs Co.

808.2

186.8

1.85

2.10

1.72

7.4

16.9

14.9

National Financial Partners Corp.

1,236.5

173.5

1.60

3.21

1.06

7.5

14.5

7.3

Arthur J Gallagher & Co.

1,624.1

335.3

1.57

1.52

1.60

7.8

15.9

16.4

Mean

1.69x

9.1x

17.5x

14.1x

Median

1.66

8.6

16.4

15.7